Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

D: +1 202.383.0218
F: +1 202.637.3593

June 18, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation II — Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Owl Rock Capital Corporation II (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on June 18, 2019 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-213716), (i) initially filed with the Commission on September 20, 2016 and (ii) amended by the filing of pre-effective amendments thereto on November 23, 2016, January 11, 2017, and February 2, 2017, and (iii) declared effective on February 3, 2017, and (iv) amended by the filing of post-effective amendments on April 5, 2017, August 14, 2017, October 13, 2017, December 4, 2017, January 29, 2018, March 23, 2018, April 18, 2018, December 14, 2018, March 12, 2019, and April 26, 2019, except for the updating of financial information and certain other data.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218, or Kristin Burns at (212) 287-7023.

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Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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